

Mail Stop 3561

August 4, 2009

Mr. Ralph D. McRae
Chief Executive Officer
Leading Brands, Inc.
Suite 1800
1500 West Georgia Street
Vancouver, BC, CA V6G 2Z6

> **Re:** **Leading Brands, Inc.**
> **Form 20-F for Fiscal Year Ended**
> **February 28, 2009**
> **Filed June 1, 2009**
> **File No. 000-19884**
> **Response Letter Dated July 9, 2009**

Dear Mr. McRae:

We have reviewed your supplemental response letter filed July 16, 2009 and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 24

1.    We note from your response to comment two from our letter dated July 9, 2009, that the breach was a result of a misunderstanding over the interpretation of a covenant and that the condition was rectified. Please explain to us the reasons for the misunderstanding, the underlying nature of the covenant, the reasons why the violation occurred and how the condition was rectified.

2. We note from your response to comment three from our letter dated July 9, 2009, that you believe the likelihood of non-compliance with your debt covenants is remote. In light of your history of net losses and negative operating cash flows in each of the past three fiscal years, and the fact, as disclosed on page 24, that you were not in compliance with the current ratio covenant at February 28, 2009, please explain to us the basis for your belief that non-compliance with any of the covenants is remote. In your response, describe the minimum/maximum ratios established by the debt agreement along with your performance against the ratios as of February 28, 2009.

<u>Consolidated Financial Statements</u>
<u>Note 19. Differences Between Canadian and United States Generally Accepted</u>
<u>Accounting Principles</u>

3. We note you test goodwill for impairment on an annual basis. Please disclose the date at which you test goodwill for impairment. If your policy is to test goodwill as a point other than your fiscal year-end, tell us whether you performed an interim impairment test as of February 28, 2009.

4. Please tell us and disclose the reporting units at which you test goodwill for impairment, the basis for that determination, and how goodwill has been allocated to the reporting units.

\*   \*   \*   \*

Please amend respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Ralph D. McRae
Leading Brands, Inc.
August 4, 2009
Page 3


You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3790 with any other questions.


Sincerely,


Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Healthcare Services